EXHIBIT 12.01


                      PRAXAIR, INC. AND SUBSIDIARIES
                    Ratio of Earnings to Fixed Charges
                   (Millions of dollars, except ratios)


                                              Years Ended December 31,
                                              ------------------------
                                          2002   2001   2000   1999   1998
                                          ----   ----   ----   ----   ----
EARNINGS
--------
Income of consolidated companies
 before provision for income taxes        $717   $576   $483   $627   $596
Capitalized interest                       ( 9)   (17)   (24)   (30)   (36)
Depreciation of capitalized interest        12     11     10      9      7
Dividends from less than 50%-owned
 companies carried at equity                 9      5      3      1      2

Total earnings, net of fixed charges      $729   $575   $472   $607   $569

FIXED CHARGES
-------------

Interest on long-term
 and short-term debt                      $206   $224   $224   $204   $260
Capitalized interest                         9     17     24     30     36
Rental expenses representative of an
 interest factor                            32     37     34     32     27

Total fixed charges                       $247   $278   $282   $266   $323

Total adjusted earnings available for
 payment of fixed charges                 $976   $853   $754   $873   $892

Preferred stock dividend requirements     $  1   $  2   $  4   $  8      8

RATIO OF EARNINGS TO FIXED CHARGES         3.9    3.1    2.7    3.3    2.8

RATIO OF EARNINGS TO FIXED CHARGES
 AND PREFERRED STOCK DIVIDENDS             3.9    3.1    2.6    3.2    2.7


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